UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K



 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934

For the fiscal year ended December 31, 2004
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



            THE GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN
           ----------------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the
       Securities and Exchange Commission
       relative to this report should be forwarded to:



                                           Peter R. Bible
                                           Chief Accounting Officer
                                           General Motors Corporation
                                           300 Renaissance Center
                                           Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
    -----------------------------------------------

                                                                      Page No.
                                                                     --------
     The GMAC Insurance Personal Lines Retirement Savings Plan:
         Report of Independent Registered Public
         Accounting Firm                                                 3

         FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
           DECEMBER 31, 2004 AND 2003:
           Statements of Net Assets Available for Benefits               4
           Statements of Changes in Net Assets Available for
              Benefits                                                   5
           Notes to Financial Statements                                 6

         SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004
           Form 5500, Schedule H, Part IV, Line 4i - Schedule
           of Assets (Held at End of Year)                              10

NOTE: Supplemental schedules, other than that listed above, are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or in the notes thereto.




(b) EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Registered Public
                  Accounting Firm                                       11



SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC INSURANCE PERSONAL
                                               LINES RETIREMENT SAVINGS PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     June 29, 2005             By
         ----------------
                                               /s/Bernard Buselmeier
                                               ---------------------
                                               (Bernard Buselmeier
                                                Chief Financial Officer
                                                GMAC Insurance Personal Lines

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Plan Administrator and Participants of GMAC Insurance Personal Lines Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of GMAC Insurance Personal Lines Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP

Raleigh, NC
June 29, 2005

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 and 2003
-----------------------------------------------------------------------------


                                            2004             2003
                                        -----------      -----------

Assets - Investments                   $123,021,812     $104,654,745
                                        -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS      $123,021,812     $104,654,745
                                        ===========      ===========



See notes to financial statements.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2004 and 2003
 -----------------------------------------------------------------------------

                                               2004           2003
                                          -----------    -----------
ADDITIONS:
----------

    Net appreciation (depreciation) in
      fair value of investments           $ 7,881,235   $ 14,831,205
    Interest and dividends                  3,105,451      2,092,613
    Loan interest                             263,927        282,687
                                           ----------     ----------
      Total interest and dividends         11,250,613     17,206,505
                                           ----------     ----------

   Contributions:
    Employer's                              5,529,061      5,052,988
    Participants'                           7,417,893      6,679,087
    Participant's rollovers                   533,631        679,070
                                           ----------     ----------
      Total contributions                  13,480,585     12,411,145
                                           ----------     ----------

      Total additions, net                 24,731,198     29,617,650
                                           ----------     ----------

DEDUCTIONS:
----------

   Benefits paid to participants            6,274,714      5,688,528
   Administrative expenses                     89,417         72,592
                                            ---------     ----------

      Total deductions                      6,364,131      5,761,120
                                            ---------     ----------

NET INCREASE(DECREASE)                     18,367,067     23,856,530

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                      104,654,745     80,798,215
                                          -----------     ----------

   End of year                           $123,021,812   $104,654,745
                                          ===========    ===========



See notes to financial statements.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
-----------------------------------------------------------------------------

1. INFORMATION REGARDING THE PLAN
   The following brief description of GMAC Insurance Personal Lines Retirement Savings Plan (formerly Integon Employees' Retirement Savings Plan) (the "Plan") is provided for general informational purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

   General -- The Plan is a defined contribution plan designed to comply with the provisions of the Internal Revenue Code (the "Code") to qualify for exemption from taxation. The Plan was established effective April 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan covers all eligible employees of GMAC Insurance Management Corporation (the Sponsor"), and other business entities. The Plan is administered by the GMAC Insurance Personal Lines Corporation Employees' Retirement Savings Plan Advisory Committee (the "Committee"), comprised of individuals appointed by the Sponsor's board of directors. The Sponsor is 100% owned by GMAC Insurance Holdings, Inc. ("GMACI"), which is a wholly owned subsidiary of General Motors Acceptance Corporation, which, in turn, is owned by General Motors Corporation.

   Eligibility -- Employees, as defined by the Plan, are immediately eligible to participate in the Plan without regard to any age or service requirement. Temporary employees are eligible for participation in the Plan after one year of service providing they have worked at least 1,000 hours over 12 consecutive months, as defined by the Plan. Eligible temporary employee participation begins on the next plan entry date, the first day of each calendar month.

   Administration of the Plan -- The trustee of the Plan is Fidelity Management Trust Company ("Fidelity"). Fidelity also assists the Sponsor in its administration of the Plan. Although officers or employees of the Sponsor perform certain administrative functions, no such officer or employee receives compensation from the Plan.

   Contributions -- Eligible participants may voluntarily defer from 1% to 20% of their basic compensation, as defined by the Plan. Contributions are subject to certain Internal Revenue Code limitations. Employee after-tax contributions are not permitted. Eligible participants are permitted to make rollover contributions at the discretion of the Committee. For the plan years ended December 31, 2004 and 2003, the Sponsor's funding consisted of a matching contribution of 100% of the first 6% and 6%, respectively, of a participant's compensation that had been deferred into the Plan.

   Participant Accounts -- A separate account is maintained by Fidelity for each participant. These account balances are adjusted at the end of each pay period for the amount of the participant's compensation deferral and the Sponsor's matching contributions. Investment income or loss and other additions or deductions are credited or charged, as applicable, to the participant's account quarterly. Allocation of the Sponsor's contribution is based upon participant compensation, as defined. Allocation of plan earnings is based upon the balances of the participant's individual accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

   Investment Options -- Upon enrollment in the Plan, a participant may direct his or her contributions in one or more of various investment options. Participants may change their investment options as desired. The Plan currently offers one common trust, one common stock fund, and sixteen mutual funds as investment options.

   Vesting -- Participants are fully vested in the compensation that they defer into the Plan, the Sponsor's matching contributions, and the related investment earnings on those deferrals and contributions.

   Participant Loans -- Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator.

   Payment of Benefits -- Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may also be made for certain financial hardships as defined by the Plan.

   Plan Termination -- Although the Sponsor has not expressed any intention to do so, it has the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the vested account balance of each participant in the Plan will be distributed to such participant at the time prescribed by the Code.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting -- The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

   Valuation of Investments and Income Recognition -- The Plan's investments are stated at fair value based on quoted market prices. Investments in common trust funds ("funds") are stated at estimated fair value, which has been determined by the trustee based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing that funds' net assets by the units outstanding at the valuation date. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of each transaction by the unit value as last determined, and the participants' accounts are charged or credited with the number of units. Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

   Payment of Benefits--Benefit payments to participants are recorded upon distribution.

   Expenses--Administrative expenses of the Plan are paid by either the Plan or the Sponsor, as provided in the plan document.

3. INVESTMENTS
   The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2004 and 2003 are as follows:


                                   Shares                       Amounts
                              ------------------          -------------------
   Description of
     Investment               2004         2003           2004           2003
                              ----         ----           ----           ----

   Fidelity Puritan
     Fund                    344,307     300,646     $6,524,610    $5,552,933
   Fidelity Magellan
     Fund                    104,057     103,512     10,800,039    10,117,246
   Fidelity Contrafund       152,126     119,230      8,631,647     5,884,006
   Fidelity Growth and
     Income Fund             180,184     168,941      6,884,819     6,019,384
   Fidelity Low-Priced
     Stock Fund              394,029     312,826     15,859,674    10,942,651
   Fidelity Managed
     Income
     Portfolio            22,568,266  21,734,193     22,568,266    21,734,193
   Spartan U.S.
     Equity Index            479,173     446,486     20,537,334    18,384,202
   Fidelity Diversified
     International           340,790                  9,760,215

   During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $7,881,235 and $14,831,205, respectively, as follows:

      Description of
        Investment                                        2004           2003
                                                          ----           ----

      Mutual funds                                  $ 8,060,778   $14,610,041
      Common stock fund                                (179,543)      221,164
                                                     ----------    ----------
                                                    $ 7,881,235   $14,831,205
                                                     ==========    ==========


4. RELATED PARTY TRANSACTIONS
   Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Sponsor pays a portion of the Fidelity administrative and trustee fees. Such fees were $45,055 and $44,698 for the years ended December 31, 2004 and 2003, respectively.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

   Certain plan investments are loans to participants who may be employees of the Sponsor, and therefore, these transactions qualify as party-in-interest transactions.


5. FEDERAL INCOME TAX STATUS
   The Internal Revenue Service has determined and informed the Plan, by a letter dated November 26, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended and restated since receiving the determination letter. A determination letter application is currently pending before the Internal Revenue Service. The Sponsor and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. SUBSEQUENT EVENTS
   Beginning July 1, 2005, six investments funds, Fidelity Freedom 2005, Fidelity Freedom 2015, Fidelity Freedom 2025, Fidelity Freedom 2035, Fidelity Freedom 2040 and Fidelity Small Cap Independence, will be added to the investment options offered by the GMAC Insurance Personal Lines--Retirement Savings Plan.


                                   * * * * * *



            GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004

                                          Description of Investments,
                                            Including Maturity Date,
  Identity of Issue, Borrower,            Rate of Interest, Collateral,                          Current
   Lessor or Similar Party                  Par or Maturity Value                   Cost          Value
------------------------------------      -------------------------------         --------      ---------
Fidelity Institutional
  Retirement Services Company:
* Fidelity Investments                    Puritan Fund                               **       $ 6,524,610
* Fidelity Investments                    Magellan Fund                              **        10,800,039
* Fidelity Investments                    Contrafund                                 **         8,631,647
* Fidelity Investments                    Investment Grade Bond Fund                 **         3,996,283
* Fidelity Investments                    Growth and Income Fund                     **         6,884,819
* Fidelity Investments                    Low-Priced Stock Fund                      **        15,859,674
* Fidelity Investments                    Diversified International Fund             **         9,760,215
* Fidelity Investments                    Freedom Income Fund                        **           505,258
* Fidelity Investments                    Freedom 2000 Fund                          **           523,175
* Fidelity Investments                    Freedom 2010 Fund                          **           901,395
* Fidelity Investments                    Freedom 2020 Fund                          **         2,158,201
* Fidelity Investments                    Freedom 2030 Fund                          **         2,606,151
* Fidelity Investments                    Fidelity Mid-Cap Stock                     **         2,962,066
* Fidelity Investments                    Managed Income Portfolio                   **        22,568,266
  MSIFT                                   Value Advisor                              **         1,806,625
  Spartan                                 U.S. Equity Index                          **        20,537,334
  General Motors                          Common Stock Fund                          **           793,545
* Participants                            Participant loans (maturing
                                            through 2005 at interest
                                            rates of 5.75% to 10.5%)                 **         5,202,509
                                                                                              -----------
  Total investments                                                                          $123,021,812
                                                                                              ===========


 * Permitted party-in-interest transactions.
** Cost information is not required for participant-directed investments and, therefore, is not included.

   Note:  This schedule was derived from data certified by the Trustee.







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